

Mail Stop 4720

May 2, 2018

Kevin D. Chapman
Executive Vice President and Chief Financial Officer
Renasant Corporation
209 Troy Street
Tupelo, Mississippi 38804-4827

> **Re: Renasant Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 28, 2018**
> **File No. 000-13253**

Dear Mr. Chapman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Net Interest Income, page 51

1. We note your disclosure on pages 51 and 52 of the non-GAAP measures:

   - taxable equivalent net interest income, adjusted,
   - net interest margin, adjusted
   - taxable equivalent interest income on loans, adjusted, and
   - taxable equivalent loan yield, adjusted.

   These measures exclude the accretable yield recognized on purchased loans. It appears that disclosing financial measures and metrics excluding the impact of purchase accounting represents an individually tailored recognition and measurement method which could result in a misleading financial metric that violates Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance. Therefore, in future filings, including Forms 8-K, please do not disclose financial measures and metrics that exclude the impact of purchase accounting.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3437 with any questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant
Office of Financial Services